EXHIBIT 99.1

Cummins Westport Features 2018 B6.7N Natural Gas Engine at STN Conference & Expo

Midrange B6.7N Engine is a Natural Choice for the School Bus Market

VANCOUVER, British Columbia, July 10, 2017 (GLOBE NEWSWIRE) -- Cummins Westport Inc. (“CWI”) is featuring the new B6.7N natural gas engine at the School Transportation News (“STN”) Conference and Trade Show taking place this week in Reno, Nevada.

On display in the Cummins booth, the B6.7N engine forms part of Cummins Westport’s new 2018 product line, continuing the evolution of emissions leadership for on-highway natural gas engines. The 6.7-liter midrange, factory-built natural gas engine is certified to the California Air Resources Board Optional Low NOx emissions standard of 0.1 g/bhp-hr - 50% lower NOx emissions than current U.S. Environmental Protection Agency regulations.

Rated up to 240 hp, with 560 lb-ft torque, the 2018 B6.7N will also include On-Board Diagnostics, a closed crankcase ventilation system, and a new engine control module. With performance and reliability improvements, the B6.7N offers school fleets a low cost option for targeting ultra low emissions.

“Cummins Westport is excited to introduce the new B6.7N natural gas engine to the school bus market,” said
Rob Neitzke, President of Cummins Westport. “We expect the demand for school buses to increase in 2018 as more districts seek to accelerate their emissions reduction strategies. The Cummins Westport B6.7N is a natural choice, offering customers a low emissions reliable product operating on domestically available natural gas.”

As with the other CWI engines, the B6.7N will continue to use a maintenance-free Three-Way catalyst for consistent emissions control, with no diesel particulate filter or selective catalytic reduction required. Customers can choose to fuel with compressed natural gas, liquefied natural gas or renewable natural gas (“RNG”). Using low carbon intensity RNG fuel will further provide significant well-to-wheel greenhouse gas reductions.

Manufactured at the Cummins midrange engine plant in Rocky Mount, North Carolina, the B6.7N comes with two years base warranty, with parts and service support by Cummins Sales and Service.

About Cummins Westport Inc.

Cummins Westport Inc. designs, engineers and markets 6-12 liter spark-ignited natural gas engines for North American commercial transportation applications such as trucks and buses.  Cummins Westport is a joint venture of Cummins Inc. (NYSE:CMI), a corporation of complementary business units that design, manufacture, distribute and service engines and related technologies, including fuel systems, controls, air handling, filtration, emission solutions and electrical power generation systems, and Westport Fuel Systems Inc. (NASDAQ: WPRT / TSX: WPRT), a premier, global company for the engineering, manufacturing and supply of alternative fuel systems and components. www.cumminswestport.com

Inquiries:

Westport Fuel Systems Inc.
Caroline Sawamoto
Manager, Investor Relations & Communications
Phone: 604-718-2046
Email: invest@wfsinc.com
Web: www.wfsinc.com

Cummins Inc.
Jon Mills
Director - External Communications
Phone: 317-610-4244
Email: jon.mills@cummins.com
Web: www.cummins.com